Exhibit (a)(7)

October 4, 2010

Dear Stockholder:

     Voxware, Inc., a Delaware corporation (“Voxware”) is offering to purchase shares of its common stock from its stockholders at a cash price of $1.00 per share. A copy of the Offer to Purchase is enclosed.

     We encourage each stockholder to read carefully the offer to purchase and related materials. your Special Committee of the Board of Directors recommends that you tender your shares to the company. You should, however, make your decision independently after consulting with your advisors. To assist us with this offer, we have engaged The Registrar and Transfer Company to serve as the information agent. Representatives from this firm are available to answer any questions you may have. If you need information or additional forms, please call the information agent toll free at 1-800-368-5948.

     Unless otherwise extended, the offer will expire at 5:00 p.m. New York Time on November 4, 2010. We again encourage you to read carefully the enclosed material.

Sincerely,

Voxware, Inc., a Delaware corporation

By:	/s/ Scott J. Yetter
President and Chief Executive Officer

Corporate Headquarters  |  300 American Metro Blvd., Suite 155, Hamilton, NJ 08619  |  Tel: (609) 514.4100  |  Fax: (609) 514.4101